EXHIBIT 21

Subsidiaries of the Registrant

The following is a list of the consolidated subsidiaries of TriState Capital Holdings, Inc., the names under which such subsidiaries do business, and the state in which each was organized, as of December 31, 2017. All subsidiaries are wholly-owned unless otherwise noted in parenthesis.

Subsidiaries of TriState Capital Holdings, Inc:

Name	State of Organization
TriState Capital Bank	Pennsylvania
Chartwell Investment Partners, LLC	Pennsylvania
Chartwell TSC Securities Corp.	Pennsylvania

Subsidiaries of TriState Capital Bank:

Name	State of Organization
Meadowood Asset Management, LLC	Pennsylvania